Exhibit 99.1

Click Holdings Logistics Segment Surges Over 42% YoY in Q4; Record high HK$4.4 million in June; and 135,000+ Service Hours Drive Operating Leverage and Expansion Momentum

●	Hyper-Growth Momentum: Q4 logistics revenue expands >42% YoY and >20% QoQ, propelled by expanding enterprise client adoption across Hong Kong and Mainland China networks.
●	Record Monthly Revenue Run-Rate: Monthly revenue hit an all-time record high of HK$4.4 million in June 2026, with revenue trajectory expected to maintain sustained growth.
●	Record High Volume: Operational service hours hit an all-time high of over 135,000 hours in Q4, demonstrating strong platform utilization.
●	Margin Expansion via Low CAC: Margin improvement driven by effective low-cost digital marketing, website UX optimization, and organic inbound acquisition of major enterprise accounts.
●	Strategic Engine: Predictable cash flows from the logistics division continue to non-dilutively support the Group’s high-margin Care U senior care platform rollout.

Hong Kong, August 25, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources (“HR”) and senior care solutions in Hong Kong, today provided an operating update on its logistics segment for the fourth quarter (“Q4”).

Key Q4 Logistics Performance Highlights:

●	+42% YoY Revenue Growth: Logistics segment revenue increased by over 42% compared to Q4 of the prior fiscal year.
●	+20% QoQ Sequential Growth: Revenue grew over 20% sequentially versus the immediately preceding quarter (Q3).
●	Record Monthly Top-Line Milestone: Logistics segment monthly revenue achieved a historical high of HK$4.4 million in June 2026, establishing a strong operational run-rate that management expects to continue expanding.
●	Record Operational Service Hours: Total fulfillment reached an all-time quarter high of over 135,000 service hours.
●	Enhanced Segment Margins: Profitability expanded, driven by reduced Customer Acquisition Costs (CAC), digital channel optimizations, and favorable operating leverage.

Digital Optimization & Enterprise Client Onboarding

The margin expansion and volume growth achieved in Q4 were directly supported by Click’s ongoing digital platform enhancements and brand building:

●	Digital Marketing & UX Efficiency: Click revamped its web interface and optimized digital acquisition channels, significantly lowering CAC and improving user conversion for both enterprise clients and frontline talent.
●	Tier-1 Client Onboarding & Volume Expansion: Upgraded brand visibility enabled Click to acquire major enterprise logistics, warehousing, and fulfillment operators, driving June monthly revenue to a record HK$4.4 million.
●	Scalable AI Infrastructure: The Company’s upgraded digital intake platform allowed for seamless matching of qualified personnel across complex distribution and cold-chain fulfillment operations without proportional increases in overhead.

Market Tailwinds Supporting Continued Multi-Year Runway

Macroeconomic conditions across Hong Kong and Mainland China remain highly supportive of flexible logistics staffing:

●	Hong Kong SAR Logistics Hub: Merchandise trade has shown sustained momentum, with total imports and exports expanding 30–40% YoY in recent months. High demand for air cargo, high-value electronics, and cross-border e-commerce continues to drive requirements for flexible, high-specification workforce solutions.
●	Mainland China (PRC) Expansion: Total social logistics value in the PRC rose 5.1% YoY in 1H 2026, outstripping overall GDP growth. High-tech manufacturing and digital logistics segments surged at double-digit rates (>12–13%), providing strong cross-border tailwinds for Click’s talent-matching ecosystem.

Management Commentary

“Our logistics segment delivered another quarter of exceptional operational performance, with year-over-year growth exceeding 42%, sequential growth of over 20%, and expanding segment margins. Reaching a record 135,000+ service hours in Q4 and capping the quarter with a monthly revenue record of HK$4.4 million in June reflects the strong trust our clients place in our talent platform,” said Jeffrey Chan, Founder and CEO of Click Holdings.

“Our focus on enhancing platform user experience, alongside targeted, low-cost digital marketing, has successfully driven down acquisition costs while attracting major, high-caliber enterprise clients. The logistics division is generating strong operating leverage and cash flow, providing a solid foundation to fund the Group’s broader expansion plans—including our high-margin Care U senior care platform—as we continue capturing market opportunities across Hong Kong and the Greater Bay Area.”

About Click Holdings Limited (NASDAQ: CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 25,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clickholdings.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200